Exhibit 99.3

DevvStream Holdings Inc. Business Combination with Focus Impact Acquisition Corp.

Investor Conference Call Transcript

Sept 13, 2023

Operator

Good morning, and welcome to the investor conference call in connection with the announced business combination between DevvStream Holdings, Inc. and Focus Impact Acquisition Corp. or Focus Impact.

I would like to first remind everyone that this call contains forward-looking statements including, but not limited to, statements relating to DevvStream’s and Focus Impact’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future DevvStream product development and performance. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and to review Focus Impact’s filings with the SEC for a discussion of these risks that can affect the business combination, DevvStream’s business, and the business of the combined company after completion of the proposed business combination.

Focus Impact and DevvStream are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

In addition, we will be discussing certain non-GAAP and non-IFRS financial measures today, including EBITDA. Please see our other materials furnished with the SEC for additional information regarding these non-GAAP and non-IFRS financial measures. The non-GAAP and non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or IFRS.  In addition, such measures may differ from similarly titled measures used by other companies.

I will now turn the call over to Mr. Carl Stanton, CEO of Focus Impact. Please go ahead.

Carl Stanton – Chief Executive Officer, Focus Impact Acquisition Corp.

Good Morning, Thank you all for joining the call.

Today, we are excited to announce Focus Impact’s proposed business combination with DevvStream Holdings. After a lengthy search process during which we evaluated over 150 potential targets, we found a company in DevvStream that exemplifies our mission at Focus Impact of investing in great businesses that we believe are poised to deliver outstanding financial returns while creating substantial positive social impact. DevvStream seeks to invest in and co-develop carbon offset and emission reduction projects across both the compliance and voluntary carbon markets.

The market for carbon credits is growing rapidly and is expected to continue to do so as countries and organizations rise to meet their carbon reduction goals. DevvStream is one of the few public companies focused on this market and has positioned itself as a disruptive force in carbon credit generation.

The Carbon market has been in existence for over 30 years. Compliance programs have successfully functioned in many jurisdictions for over a decade, and there are more than 70 cap and trade programs in existence today with trading volume exceeding $1 trillion. But experts agree that the other major carbon market category – the Voluntary Market – is necessary to meet long-term climate goals. This market is expected to grow rapidly, but today is a much smaller component of the overall carbon market.

Organizations that want to produce carbon credits face challenges associated with the complexity of the credit creation process, including ever-changing rules, competing authorities and marketplaces, and a wary buyer market. Similarly, carbon credit buyers face their own set of challenges in buying credits that meet their needs for quality and transparency.

We believe DevvStream is poised for breakout growth. The Company has a large and growing pipeline of diverse projects meeting stringent quality standards, including both carbon reduction and sequestration projects. And the company has a growing network of offtake parties representing globally-recognized institutions.  Finally, DevvStream is led by a dynamic group of technology executives, including its founder and CEO, Sunny Trinh, who I’m pleased to introduce to you today. Sunny?

Sunny Trinh – CEO, DevvStream Holdings Inc.

Thanks Carl, and thanks to everyone for joining us on the call today. On behalf of the entire DevvStream team, I want to also express our enthusiasm for this transaction, and what it means for the future of our company and the rapidly developing world carbon markets.

At DevvStream, we are at the forefront of leveraging technology across the entire carbon credit lifecycle to effect immediate notable reductions in carbon emissions across a wide variety of opportunities. Our specific focus on technology-based solutions is driven by their distinct features, which directly address the current issues impacting specific parts of the carbon market today. Advantages in transparency and reliability due to the more easily quantifiable impact of these specific solutions support significantly higher intrinsic value and associated premium market value.

As most of you know, the carbon market is broken into two distinct categories, the compliance carbon market and the voluntary carbon market.  The overall compliance market is made up of well-established, government-run markets, and was valued at over $1.0 trillion in 2022. It is characterized by the premium pricing and significantly lower volatility for carbon credits generated under this framework. These characteristics, which reflect the more developed and mature state of this market, provide an enhanced level of reliability, predictability and general transparency.  The vast majority of our forecasted calendar 2025 revenue is expected to be driven by compliance-based credits, offering a significantly lower risk profile for our investors.  While important, we at DevvStream are equally excited about the massive opportunity set presented by the expected growth in the more nascent voluntary carbon credit market.

The voluntary carbon market is much smaller, estimated at $2.0 billion in 2022, however recent estimates suggest the total voluntary carbon market could reach as high as $250 billion by 2030.  This potentially massive market growth hinges on solving some of the structural market conditions which have plagued the voluntary market more recently, including a lack of regulation, the absence of a universally agreed upon set of standards, limited transparency, and asymmetrical information and incentive structures. These challenges faced by the voluntary market have driven significant volatility and depressed pricing for credits in recent years.

We believe our focus on technology-based carbon credits, will, through our systematic, data driven approach to project registration, validation, and verification, demonstrate an increasing level of intrinsic quality and value for credits generated in the voluntary carbon market through our stringent process. Our standardized approach is aligned with the recently introduced Core Carbon Principles framework, which is designed to establish a uniform set of standards and appears to be emerging as the universally accepted framework accepted by the markets.

I’d like to outline some high-level characteristics of our business, before diving into some of the specific project details that we are currently working on.  Our company is composed of two basic revenue drivers, our Carbon Investment Programs and our Carbon Management Programs.  Our Carbon Investment Programs involve identifying attractive project opportunities, and investing capital as a co-developer in exchange for the rights to a significant portion of the associated carbon credits generated by the project.  A typical project in this program carries a capex profile of between $500K and $2.5 million dollars in exchange for 90% to 100% of the associated carbon credit stream.  This is an attractive proposition for both DevvStream as well as project developers, as this model will help further advance their technologies.  This drives typical carbon investment project economics of an approximately 2-year expected payback and associated IRRs of 40% to 60%, based on a typical 10-year revenue stream.

In Carbon Management Programs, DevvStream seeks to identify project opportunities where we are able to partner with project developers that don’t require upfront capital investment in order to aid them in the process of generating carbon credits efficiently.  We look to provide our deep expertise in every aspect of the carbon credit life-cycle, including project scoping, registration, validation, monitoring, reporting and verification to handle this process. The only costs we incur are those associated with generating the credits, in exchange for 25% to 50% of the credits generated.  We are effectively project co-developers of these projects, with full responsibility for the management of carbon credit generation.  These co-development projects carry very attractive returns given that there is no upfront investment on our part along with our well-established, efficient process of generating credits.

Now I would like to elaborate on some of the exciting projects and partnerships we currently have going on at DevvStream. We have a deep project pipeline with over 140 currently identified opportunities. Our financial performance outlook is estimated to be $13 million in revenue and $6.7 million in EBITDA in calendar 2024. In calendar 2025 we expect revenue and EBITDA of $55.1 million and $45.1 million, respectively, driven exclusively by our current, existing portfolio of contracted projects.

One significant project I want to share with you today is a proprietary, patent-pending program that allows us to aggregate multiple projects across an entire country. In this case, we have developed a program that supports industrial facilities throughout the U.S. and Canada in implementing energy efficiency measures that reduce carbon emissions. We are in the process of signing several partners that would allow us to add a few thousand facilities into our program over the next year.  We estimate that this initial rollout will generate over 1.2 million carbon credits per year. Considering the number of aging industrial facilities in dire need of energy efficiency upgrades throughout the U.S. and Canada, let alone the world, we have a substantial growth opportunity just with this program alone.

Other notable carbon offset opportunities include a broad forestry conservation offset program located in the Amazon rainforest, and wastewater management activities across North America.  We are also launching a building offset program in 2 countries focused on improvements in energy efficiency, along with the expansion of renewable energy resources, and the installation of EV charging stations.

One final important note I would like to highlight about technology-based solutions is that they are scalable with extremely high growth potential. For example, we have a binding contract with a company that has developed a wastewater solution which drives up to an estimated 83% energy savings over traditional technologies. This is an absolutely tremendous, highly compelling long-term opportunity set when considering the fact that every city in the developed world requires wastewater treatment.

I previously mentioned our buildings efficiency program. Now consider the millions of residential and commercial buildings, as well as the campuses, hotel chains and countless other structures across the world that can be included in this program. This is the type of scalable project we believe drives the true long-term value creation for the company.

We at DevvStream are proud and excited to be able to facilitate the acceleration of these types of activities while creating significant value for our shareholders. I will now hand the call over to Wray Thorn, Chief Investment Officer of Focus Impact Acquisition Corp. to review some of the details of the transaction. Wray?

 Wray Thorn – Chief Investment Officer, Focus Impact Acquisition Corp.

Thank you, Sunny, and good morning everyone.

I’m very pleased to share a bit more detail about the transaction that we’re excited to have announced this morning, in which DevvStream has signed an agreement to combine with Focus Impact Acquisition Corp., to create a new, publicly listed, carbon credit generation company focused on technology-based projects.

The transaction values DevvStream at a pre-transaction equity value of $145 million and reflects an expected pro forma enterprise value for the combined company of approximately $212 million. DevvStream’s major shareholders have agreed to roll over 100% of their ownership into the combined company. The transaction does not have a minimum cash requirement in order to close, but the parties intend to seek fundraising opportunities prior to consummation of the transaction. Upon closing of the transaction, the combined entity is expected to be listed on the NASDAQ under the symbol “DEVS”. We are targeting for the transaction to close later this year or early next year following regulatory review and shareholder approval.

Potential net proceeds from the transaction are expected to be used to further expand DevvStream’s project co-development portfolio, to invest in certain expected high return projects, and to continue to scale DevvStream’s project management team.

As Sunny has articulated, DevvStream is at an exciting inflection point in the company’s trajectory where it is on the verge of generating carbon offset assets from the projects on which it has been working and where it has developed a variety of monetization strategies and partners for those assets. As a co-developer and co-creator of high-quality carbon offset assets, the company’s target business model is characterized by long-term recurring revenue streams, attractive margins, low capital investment requirements and high return on invested capital.

We believe that the contemplated transaction represents a reasonable valuation based on the forecasted calendar 2025 revenue and EBITDA generated by the company’s current projects. We also believe the assumptions employed in these forecasts regarding the quantity and expected value of the carbon offset assets generated are conservative in nature and present a meaningful opportunity for upside. In addition, we believe the company is well-positioned to further grow by completing additional projects both within its current pipeline and by developing new carbon reduction opportunities in the future.

As Carl noted earlier, we’re excited to be able to introduce DevvStream to the US equity capital markets through the contemplated transaction and to help the company achieve its future growth and expansion objectives.

With that I’d like to hand it back to Sunny for closing remarks.

Sunny Trinh – CEO, DevvStream Holdings Inc.

Thanks, Wray.

As the team and I have laid out, DevvStream’s approach to leveraging technology to reduce carbon emissions and generate attractive returns via carbon credit revenue streams presents a tremendous longer-term opportunity set. This is clearly evidenced by the sheer scale of the types of activities we are engaged in, and further supported by many recently published estimates for significant growth expected in the voluntary carbon market in the future. We are excited to be partnering with Focus Impact to expand the scale of our business and accelerate the development of our project portfolio, while continuing to actively build upon our pipeline of potential opportunities.

We are confident that the transaction we announced this morning will be a notable catalyst for the continued success of DevvStream, and we look forward to partnering with the Focus Impact team to bring many of these opportunities to life and meaningfully contribute to our global carbon reduction goals.

Thank you all for your time and attention.

Operator

That concludes today’s conference call. Thank you for joining. You may now disconnect.